September 23, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Attn: Ryan Rohn, Senior Staff Accountant

Re: System1, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
Form 8-K dated May 12, 2022
Response dated August 23, 2022
File No. 001-39331

Dear Mr. Rohn:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 14, 2022, to Tridivesh Kidambi, Chief Financial Officer of System1, Inc. (the “Company”), regarding the Company’s Form 8-K dated May 12, 2022 (the “Form 8-K”).

For the convenience of the Staff, we first provide each comment received from the Staff, which has been reproduced in full from the Staff’s letter, provided in bold, italics, and followed by the Company’s corresponding response to each of the Staff’s comments.

1.We have reviewed your response to prior comment 2. We note you revised the label to Adjusted Gross Profit. However, that non-GAAP measure should be reconciled to the most directly comparable GAAP measure (i.e., Gross Profit in accordance with GAAP). That is, please revise to include GAAP Gross Profit or remove Adjusted Gross Profit.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future earnings releases the Company will reconcile Adjusted Gross Profit to GAAP Gross Profit.

2.We note your measures, Combined Revenue and Adjusted Gross Profit, include Unaudited Protected.net Revenue and Unaudited Protected.net Cost of Revenue, respectively, for the three months ended June 30, 2021. If you intend to include Protected.net revenue and cost of revenue, such amounts must be prepared in accordance with Article 11. That is, all adjustments related to the acquisition must be included in the pro forma amounts.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future earnings releases the Company will no longer present such combined financial results, which include the unaudited results of Protected.net, for periods prior to its acquisition.

3.Your Adjusted Gross Profit reconciliation includes the line item, One-time Ad Credit Impact. Please explain the nature of this reconciling item. Further, tell us how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: In response to the Staff’s comment, the Company acknowledges the Staff’s referral to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”), as well as Rule 100(b) of Regulation G to which Question 100.01 relates. The Company respectfully advises the Staff that the Company has considered the foregoing guidance, and will change how it refers to this line item in its Adjusted Gross Profit and Adjusted EBITDA reconciliations to “Q2 2022 Invalid Partner Traffic Ad Credit” (the “Ad Credit”) in future earnings releases.

4235 Redwood Avenue Marina Del Rey, CA 90066

The Ad Credit relates to an ad credit issued by one of the Company’s revenue partners in Q2 2022 to the revenue partner’s advertisers in connection with certain fraudulent traffic that originated from one of the Company’s traffic acquisition partners. While the Company’s revenue partners do issue ad credits related to fraudulent traffic from time to time in the ordinary course of business, typically the Company is able to recover the actual cost associated with the applicable ad credit from the traffic acquisition partner from which the fraudulent traffic originated. In the case of the Ad Credit, the Company remains in a dispute with the traffic acquisition partner which the Company believes was the source of the fraudulent traffic as to the refund amount due, and expects to recover such amount in the future. The combination of the magnitude of the Ad Credit impact, as well as the specific case of non-reimbursement by its traffic acquisition partner, is why the Company is confident that it will not see an ad credit of similar materiality or impact on operating results across reporting periods due to the highly variable nature of such ad credits related to the Company’s advertising business.

Furthermore, the Company also uses Adjusted Gross Profit and Adjusted EBITDA internally to understand, manage and evaluate its business and to make operating and capital allocation decisions. Because these non-GAAP financial measures are important internal measurements for the Company’s management, the Company believes they are also useful to the Company’s investors, since they allow for greater transparency with respect to key financial metrics that the Company’s management use in assessing the Company’s operating performance as well as to make operating decisions.

For the foregoing reasons, the Company respectfully advises the Staff that it believes that excluding the Ad Credit from its non-GAAP financial measures is appropriate. Further, the Company respectfully advises the Staff that it will continue to regularly review the appropriateness of its non-GAAP financial measures and related adjustments to ensure that such financial measures do not exclude normal, recurring, cash operating expenses necessary to operate its business.

Should the Staff have additional questions or comments regarding the foregoing letter, please do not hesitate to contact me at (909) 720-6902 or via email at tridi@system1.com.

Very truly yours,

System1, Inc.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc:    Stephen Krikorian, Accounting Branch Chief - Securities and Exchange Commission
Steven B. Stokdyk, Latham & Watkins LLP

4235 Redwood Avenue Marina Del Rey, CA 90066